FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                        For the period ended June 4, 2001


                 Rtica Corporation (formerly Inzeco Holdings Inc.)
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                  (Translation of registrant's name into English)


             999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada
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                    (Address of principal executive offices)


   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X     Form 40-F
                                     ---               ---


   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No   X
                                     ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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    RTICA Insulation Gains Contractor Approval In Field Installation Trials.

Stoney Creek, Ontario (June 4, 2001): Rtica Inc. announces the successful completion of attic installation tests for its RTICA brand insulation in blowing wool form. The tests were conducted by certified industry contractors.

"We are delighted with the results", says Warren Arseneau, President. "RTICA far exceeded our expectations and those of our customers in all criteria tested. With this accomplished, we have building code approval, now in its final stages, as the only other industry prerequisite to our shipping product commercially."

On the building code front, RTICA loose fill insulation has evaluations pending at the Canadian Centre for Construction Materials (CCMC), Building Officials and Code Administrators International (BOCA), The International Conference of Building Code Officials (ICBO) and The Southern Building Code Congress International SBCCI. RTICA has also passed the Technical Review of the California Bureau of Home Furnishings and Thermal Insulation (CBHF), enabling the company to apply for a license to sell its insulation products in California. RTICA blowing insulation currently meets the Technical Guide requirements for CCMC and published standards in applicable sections of ASTM C 764, Mineral Fiber Loose-Fill Insulation and ASTM C 739, Cellulose Fiber Loose-Fill Insulation. And as measured against Fire Hazard Classification, Canada Underwriters Laboratory S102.2, RTICA exhibits average Flame Spread Indexes and Smoke Developed Indexes well below the levels required for loose fill insulation in Canada and the United States. All test results are based on independent tests results from accredited laboratories.

RTICA is a highly efficient insulation produced by a proprietary plastic technology that utilizes recycled or virgin polymers. A lack of dust and itch also promotes a healthier workplace when compared to fiberglass and other mineral products. Its pre-eminence as a thermal barrier, particularly in homes, positions RTICA as a leading solution to an intensifying global quest for energy conservation.

Rtica Inc. is a subsidiary of Rtica Corporation, a public company traded on the CDNX exchange under the symbol RTN. There are approximately 34,052,636 shares outstanding. The corporate website can be found at www.rtica.com

The Canadian Venture Exchange (CDNX) has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release

More information:
Warren Arseneau                                 Jason Monaco
RTICA                                           First Canadian Capital Corp
(905) 643- 8669 ext. 226                        (416) 742-5600
warren.arseneau@rtica.com                       jmonaco@firstcanadiancapital.com


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Rtica Corporation
                                           -------------------------------------
                                                        (Registrant)

Date June 4, 2001                          By:/s/Robert Stikeman
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                                           *Robert Stikeman,
                                           Chief Financial Officer



* Print the name and title of the signing officer under his signature.



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